UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                              SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                            METRISA, INC.
                           (Name of Issuer)

                   Common Stock, $.50 par value
                  (Title of Class of Securities)

                           59159V 10 6
                         (CUSIP Number)

  Joseph J. Caruso, c/o Metrisa, Inc., 25 Wiggins Avenue, Bedford, MA  01730
      (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                        December 15, 1998
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D


CUSIP No. 59159V 10  6                            Page 2  of  6  Pages

1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Joseph J. Caruso                Kathleen Caruso
        Bantam Group, Inc.              Eugene M. Caruso
        Tamsen M. Brown

2.      Check the Appropriate Box if a Member of a Group

                                                        (a)
                                                        (b)

3.      SEC Use Only

4.      Source of Funds*

		00
5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization

        Joseph J. Caruso: USA  Bantam Group, Inc.:     Massachusetts
	Kathleen Caruso:  USA	Eugene M. Caruso: 	USA
	Tamsen M. Brown:  USA

Number of Shares Beneficially Owned by Each Reporting Person With

7.     Sole Voting Power        Joseph J. Caruso:       27,769
                                Eugene M. Caruso:       0
                                Bantam Group, Inc.:     103,915
                                Kathleen Caruso:        0
                                Tamsen M. Brown:        0

8.      Shared Voting Power     Joseph J. Caruso:       103,915
                                Eugene M. Caruso:       54,036
				Bantam Group, Inc.:	0
				Kathleen Caruso:	103,915
				Tamsen M. Brown:	49,879

9.      Sole Dispositive Power	Joseph J. Caruso:	27,769
                                Eugene M. Caruso:       0
				Bantam Group, Inc.:	103,915
				Kathleen Caruso:	0
				Tamsen M. Brown:	0

10.     Shared Dispositive Power        Joseph J. Caruso:       103,915
                                        Eugene M. Caruso:       54,036
                                        Bantam Group, Inc.:     0
                                        Kathleen Caruso:        103,915
                                        Tamsen M. Brown:        49,879

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                        Joseph J. Caruso:       131,684
                        Kathleen Caruso:        103,915
                        Eugene M. Caruso:         54,036
                        Tamsen M. Brown:          49,879
                        Bantam Group, Inc.:     103,915

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*

13.     Percent of Class Represented by Amount in Row (11)

                        Joseph J. Caruso:       12.87%
                        Kathleen Caruso:        10.16%
                        Eugene M. Caruso:         5.28%
                        Tamsen M. Brown:        4.87%
                        Bantam Group, Inc.:     10.16%

14.     Type of Reporting Person

	Joseph J. Caruso:	IN
	Kathleen Caruso:	IN
	Eugene M. Caruso:	IN
	Tamsen M. Brown:	IN
	Bantam Group, Inc.:	CO


Item 1.  Security and Issuer.

	Common Stock, $.50 par value ("Common Stock"), of
Metrisa, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 25 Wiggins
Avenue, Bedford, Massachusetts 01730-2323.



Item 2.  Identity and Background.

(a)  Name of Person filing this Schedule:

	Joseph J. Caruso

Residence or Business Address:

	c/o Metrisa, Inc.
	25 Wiggins Avenue
	Bedford, MA  01730-2323

Present Principal Occupation or Employment:

	Management Consultant
	Bantam Group, Inc.
	50 Bay Colony Drive
	Westwood, MA  02090

Mr. Caruso has not been convicted in a criminal proceeding during the last 5 years.

Mr. Caruso has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mr. Caruso is a United States citizen.

(b)  Name of Person filing this schedule:	Bantam Group, Inc.

State of Organization:				Massachusetts

Principal Business:

	Management Consulting Services

Address of Principal Business:

	50 Bay Colony Drive
	Westwood, MA  02090



Address of Principal Office:

	50 Bay Colony Drive
	Westwood, MA  02090

Mr. Joseph J. Caruso is a director and officer and Mrs. Caruso is a director of Bantam Group, Inc.

Neither Bantam Group, Inc. nor any of its directors has, during the last five years, been convicted in a criminal proceeding.

Neither Bantam Group, Inc. nor its directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c)  Name of Person filing this Schedule:

	Kathleen Caruso

Residence or Business Address:

	c/o Metrisa, Inc.
	25 Wiggins Avenue
	Bedford, MA  01730-2323

Present Principal Occupation or Employment:	self-employed

Mrs. Caruso has not been convicted in a criminal proceeding during the last 5 years.

Mrs. Caruso has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mrs. Caruso is a United States citizen.




(d)  Name of Person filing this Schedule:

	Eugene M. Caruso

Residence or Business Address:

	50 Bay Colony Drive
	Westwood, MA  02090

Present Principal Occupation or Employment:	self-employed

Mr. Caruso has not been convicted in a criminal proceeding during the last 5 years.

Mr. Caruso has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mr. Caruso is a United States citizen.

(e)  Name of Person filing this Schedule:

	Ms. Tamsen M. Brown

Residence or Business Address:

	35 Milford Street
	Boston, MA

Present Principal Occupation or Employment:	self-employed

Ms. Brown has not been convicted in a criminal proceeding during the last 5 years.

Ms. Brown has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Ms. Brown is a United States citizen.




Item 3.  Source and Amount of Funds or Other Consideration.

Bantam Group, Inc. acquired 1,000 shares at a price of $1.50 per share for an aggregate purchase price of $1,500. Bantam Group, Inc. used its own funds for the acquisition.

Item 4.  Purpose of Transaction.

Except as described above, Bantam Group, Inc. purchased the shares as an investment. Bantam Group, Inc. does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the
Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	the sale or transfer of the material amount of assets of the
Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or
management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or
dividend policy of the Company;

(f)	any other material change of the Company's business or
corporate structure;

(g)	changes in the Company's charter, By-laws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

(h)	causing a class of securities of the Company to be delisted
from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a national securities association;

(i)	a class of equity securities of the Company becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	Aggregate number of outstanding shares of the Company's
Common Stock beneficially owned by Mr. Caruso:	131,684, of
which 74,851 represent shares of Common Stock which may be acquired upon the exercise of options and warrants.

	Aggregate number of outstanding shares of the Company's
Common Stock beneficially owned by Bantam Group, Inc.:

	103,915

	Aggregate number of outstanding shares of the Company's
Common Stock beneficially owned by Kathleen Caruso:

	103,915

	Aggregate number of outstanding shares of the Company's
Common Stock beneficially owned by Eugene M. Caruso:

	54,036

	Aggregate number of outstanding shares of the Company's
Common Stock beneficially owned by Tamsen M. Brown:

	49,879

	Percentage of Common Stock beneficially owned by Mr.
Caruso:

	12.87%

	Percentage of Common Stock beneficially owned by Bantam Group, Inc.:

	10.16%

	Percentage of Common Stock beneficially owned by Mrs.
Caruso:

	10.16%

	Percentage of Common Stock beneficially owned by Eugene Caruso:

	 5.28%

	Percentage of Common Stock beneficially owned by Tamsen M. Brown:

	4.87%

 (b)	The number of shares of the Company's Common Stock
with respect to which Mr. Caruso has:

		Sole voting power:		27,769
		Shared voting power:		103,915
                Sole dispositive power:         27,769
		Shared dispositive power:	103,915

	Number of shares of the Company's Common Stock with respect to which Bantam Group, Inc. has:

		Sole voting power:		103,915
		Shared voting power:		0
                Sole dispositive power:         103,915
		Shared dispositive power:	0

	Number of shares of the Company's Common Stock with respect to which Mrs. Caruso has:

		Sole voting power:		0
		Shared voting power:		103,915
                Sole dispositive power:         0
		Shared dispositive power:	103,915


	Number of shares of the Company's Common Stock with respect to which Eugene M. Caruso has:

		Sole voting power:		0
		Shared voting power:		54,036
                Sole dispositive power:         0
		Shared dispositive power:	54,036

	Number of shares of the Company's Common Stock with respect to which Tamsen M. Brown has:

		Sole voting power:		0
		Shared voting power:		49,879
                Sole dispositive power:         0
		Shared dispositive power:	49,879

(c)	There have been no transactions in the Company's common
stock by any of the Reporting Persons that were effected during the past sixty days or since the most recent filing on Schedule 13D by any of the Reporting Persons.

(d)	No other person has the right to receive or the power to
direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

(e) 	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Not applicable.


SIGNATURE

	After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  December 24, 1998


                        /s/ Joseph J. Caruso
			_______________________________
			Joseph J. Caruso

			BANTAM GROUP, INC.

                            /s/ Joseph J. Caruso
			By: ____________________________
				Its President

                        /s/ Kathleen Caruso
			_______________________________
			Kathleen Caruso

                        /s/ Eugene M. Caruso
			_______________________________
			Eugene M. Caruso

                        /s/ Tamsen M. Brown
			_______________________________
			Tamsen M. Brown